APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mexibbean, LLC
Balance Sheet - unaudited
For the period ended 4-30-21

| | Current Period |
	30-Apr-21
ASSETS	
Current Assets:	
Cash	$ 5,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	3,000.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	8,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	30,000.00
Computer Equipment	-
Vehicles	25,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	55,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 63,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		63,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		63,000.00
TOTAL LIABILITIES & EQUITY	$	**63,000.00**
Balance Sheet Check		-

I, John Carradine Baker , Sr, certify that:

1. The financial statements of Mexibbean, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mexibbean, LLC has not been included in this Form as Mexibbean, LLC was formed on 02/04/2021 and has not filed a tax return to date.

Signature   _John Carradine Baker , Sr_

Name: John Carradine Baker , Sr

Title: owner